EXHIBIT 12

ANADARKO PETROLEUM CORPORATION

CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF

EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31, (Unaudited)
millions except ratio amounts	2011	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes (a)	$(3,424)	$1,641	$(108)	$5,368	$6,329
Equity (income) adjustment	(102)	(74)	(76)	(134)	(158)
Fixed charges	1,232	1,289	1,077	1,355	1,632
Amortization of capitalized interest	29	41	46	28	14
Distributed income of equity investees	34	11	49	136	104
Capitalized interest	(147)	(128)	(69)	(123)	(122)
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(7)	(6)	(8)	—	—

Total Earnings	$(2,385)	$2,774	$911	$6,630	$7,799

Interest expense including capitalized interest	984	999	758	876	1,214
Interest expense included in other (income) expense	38	39	57	123	102
Estimated interest portion of rental expenditures (b)	210	251	262	356	316

Total Fixed Charges	$1,232	$1,289	$1,077	$1,355	$1,632

Preferred Stock Dividends	—	—	—	2	5

Combined Fixed Charges and Preferred Stock Dividends	$1,232	$1,289	$1,077	$1,357	$1,637

Ratio of Earnings to Fixed Charges (c)	(1.94)	2.15	0.85	4.89	4.78

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (c)	(1.94)	2.15	0.85	4.89	4.76

(a)

Income from continuing operations before income taxes for the year ended December 31, 2007, includes gains on asset divestitures of $4.7 billion. (Gains) losses on divestitures, net for other periods presented did not have a significant effect on the corresponding ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends.

(b)

Estimated interest component of rental expenditures reflects a portion of rental expenditures representative of an interest factor, whether such rentals are expensed, or capitalized when incurred. For the years ended December 31, 2011, 2010 and 2009, the estimated interest component in rentals includes $138 million, $178 million, and $185 million, respectively, associated with the Company’s drilling rig leases.

(c)	As a result of the Company’s net loss in 2011 and 2009, Anadarko’s earnings did not cover total fixed charges, nor combined fixed charges by $3,617 million for 2011 and $166 million for 2009.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income from continuing operations before income taxes, adjusted for: income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, distributed income of equity investees, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.